Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2022	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual General Shareholders’ Meeting of Natuzzi S.p.A.

- APPROVED 2021 FINANCIAL STATEMENTS
- APPOINTED THE COMPANY’S BOARD OF STATUTORY AUDITORS AND EXTERNAL AUDITORS, BOTH FOR THE THREE-YEAR PERIOD 2022-2024
- APPOINTED A NEW MEMBER OF THE BOARD OF DIRECTORS

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 16, 2022--Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company” and, together with its subsidiaries, the “Natuzzi Group”) announced today that it held, on first call, its annual general shareholders’ meeting on May 12, 2022 (the “Annual General Meeting”).

At the Annual General Meeting, the shareholders approved the Company’s stand-alone financial statements for the fiscal year ended December 31, 2021 and acknowledged the approval of the 2021 consolidated financial statements of the Natuzzi Group by the Company’s Board of Directors at a meeting held on April 7, 2022. As previously announced, the Group reported for the 2021 fiscal year consolidated total net sales of €427.4 million, versus €328.3 million in the previous year, and a net profit of €4.4 million for 2021 as compared to a net loss of €24.9 million for 2020.

At the Annual General Meeting, the shareholders appointed the following individuals to the board of statutory auditors for fiscal years 2022, 2023 and 2024: Mr. Giuseppe Pio Macario as chairman of the board, Mr. Francesco Campobasso and Mr. Andrea Venturelli as members of the board, and Mr. Aurelio Franco Colasanto and Mr. Vito Passalacqua as alternates.

In addition, at the Annual General Meeting the shareholders appointed KPMG as the Company’s principal independent registered public auditor for fiscal years 2022, 2023 and 2024.

During the same Annual General Meeting, the Company’s shareholders appointed a new Non-Executive Director, Mr. Gilles Bonan, formerly CEO and Chairman of the Executive Board of Roche Bobois SA until July 2019 and currently a consultant in strategy for lifestyle companies and private equity funds in France, Italy and Switzerland. Mr. Bonan’s term will expire simultaneously with the terms of office of the remaining directors, who were elected at the Company’s annual general shareholders’ meeting held on May 7, 2021, for a three-year period.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. (“Natuzzi” and, together with its subsidiaries, the “Group”) is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 651 mono-brand stores and 563 galleries as of December 31, 2021, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

For information:
Natuzzi Investor Relations
James Carbonara | tel. +1 (646)-755-7412 | james@haydenir.com
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date: MAY 16, 2022	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi